 PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556          Toll Free: 1-800-747-9911       Fax: (604) 687-5995

mail: info@pacificbooker.com      Symbols: bkm-tsx venture / pbm-NYSE Amex     Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. files Response to Rescan Civil Claim and files Counterclaim seeking damages for professional negligence and breach of contract.

Vancouver BC,  September 27, 2010:  The Company announces that it has filed its Response to the Notice of Civil Claim served by the Plaintiff, Rescan Environmental Services Ltd. (Rescan) on August 24, 2010. The claim stemmed from Rescan’s demand for payment of $191,997.54 in outstanding invoices on the Morrison Copper/Gold Project, which the Company disputes.

On May 12, 2006, the Company entered into a contract with Rescan to provide professional services and prepare an Application for an Environmental Assessment Certificate (the Application).  The Application was submitted to the British Columbia Environmental Assessment Office (BCEAO) on September 29, 2009 and was subsequently rejected as it contained a number of significant deficiencies.  The Company prepared an Addendum to the Application which was submitted to the BCEAO on May 27, 2010 and subsequently accepted for Review on July 12, 2010.

The Company also filed a Counterclaim against Rescan seeking damages for professional negligence and breach of contract.  The Company claims:

1.

Rescan breached the terms of the Consulting Services Agreement,

2.

Rescan breached the duty of care it owed to the Company,

3.

Rescan made misrepresentations regarding the Project Budget and Schedule,

4.

As a result of the breach of contract, the breach of the duty of care and the misrepresentations of Rescan, the Company suffered damages, and

5.

PBM is entitled to the Project Documents pursuant to the Agreement.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml